================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10 )*


                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98950P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
     FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
     VALID OMB CONTROL NUMBER.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 2 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 3 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 8A, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 4 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 4 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 5 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 6 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 6 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 7 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 7 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 8 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 8 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 9 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates, Inc.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
================================================================================

                               Page 9 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 10 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
================================================================================

                               Page 10 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 11 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael James Barrett
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,218,861 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,218,861 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,218,861 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 11 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 12 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 12 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 13 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        98,895 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               98,895 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,092,172 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.1%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 13 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 14 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 14 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 15 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            23,993,277 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        23,993,277 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,993,277 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 15 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 16 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Scott D. Sandell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,218,861 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,218,861 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,218,861 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 16 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 17 OF 32 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Eugene A. Trainor III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,218,861 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,218,861 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,218,861 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 17 of 29 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 18 OF 32 PAGES
===================                                          ===================

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

     This statement relates to the Common Stock, $.001 par value ("Common Stock") of Zhone Technologies, Inc. (the "Issuer") having its principal executive office at 7001 Oakport Street, Oakland, California 94621.

Item 2. Identity and Background.
        -----------------------

     This statement is being filed by:

     (a) New Enterprise Associates VIII, Limited Partnership ("NEA VIII"), New Enterprise Associates 8A, Limited Partnership ("NEA 8A"), New Enterprise Associates 9, Limited Partnership ("NEA 9"); New Enterprise Associates 10, Limited Partnership ("NEA 10") and New Enterprise Associates, Inc. ("NEAI") (f/k/a NEA Development Corp.) (NEA VIII, NEA 8A, NEA 9, NEA 10 being collectively referred to herein as the "Funds" and, collectively with NEAI, the "Record Holders");

     (b) NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII; NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of each of NEA 8A and NEA 10, and New Enterprise Associates, LLC ("NEA LLC"), which is the sole shareholder of NEAI (NEA Partners VIII, NEA Partners 9 and NEA Partners 10 being collectively referred to herein as the "GPLPs" and, together with NEA LLC, the "Control Entities"); and

     (c) Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor" and together with Barrett, Barris, Kramlich, Newhall, Perry and Sandell, the "Managers").

     Barris, Kramlich, Newhall and Perry (the "Senior Managers") are individual general partners of each of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and are individual members of NEA LLC. The Senior Managers, Barrett, Sandell and Trainor are individual general partners of NEA Partners 10.

     The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     The address of the principal business office of each Record Holder, each Control Entity, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 850, Chevy Chase, MD 20815.

     The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEAI is to provide services to the GPLPs, the Funds and their affiliates. The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of NEA LLC is to act as the sole shareholder of NEAI. The principal

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 19 OF 32 PAGES
===================                                          ===================

business of each of the Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. NEA LLC is a limited liability company organized under the laws of the State of Delaware. NEAI is a corporation organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

On February 14, 2008, NEA 10 purchased an additional 57,150 shares of Common Stock at a price of $1.20 per share; NEA 9 purchased an additional 57,150 shares of Common Stock at a price of $1.20 per share.

On February 15, 2008, NEA 10 purchased an additional 30,861 shares of Common Stock at a price of $1.12 per share; NEA 9 purchased an additional 30,861 shares of Common Stock at a price of $1.12 per share.

On February 19, 2008, NEA 10 purchased an additional 61,359 shares of Common Stock at a price of $1.07 per share; NEA 9 purchased an additional 61,359 shares of Common Stock at a price of $1.07 per share.

On February 20, 2008, NEA 10 purchased an additional 25,345 shares of Common Stock at a price of $1.06 per share; NEA 9 purchased an additional 25,346 shares of Common Stock at a price of $1.06 per share.

On February 21, 2008, NEA 10 purchased an additional 23,830 shares of Common Stock at a price of $1.10 per share; NEA 9 purchased an additional 23,830 shares of Common Stock at a price of $1.10 per share.

On February 22, 2008, NEA 10 purchased an additional 65,100 shares of Common Stock at a price of $1.09 per share; NEA 9 purchased an additional 65,100 shares of Common Stock at a price of $1.09 per share.

On February 25, 2008, NEA 10 purchased an additional 35,975 shares of Common Stock at a price of $1.11 per share; NEA 9 purchased an additional 35,975 shares of Common Stock at a price of $1.11 per share.

On February 26, 2008, NEA 10 purchased an additional 12,602 shares of Common Stock at a price of $1.12 per share; NEA 9 purchased an additional 12,603 shares of Common Stock at a price of $1.12 per share.

On February 27, 2008, NEA 10 purchased an additional 63,475 shares of Common Stock at a price of $1.15 per share; NEA 9 purchased an additional 63,475 shares of Common Stock at a price of $1.15 per share.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 20 OF 32 PAGES
===================                                          ===================

On February 28, 2008, NEA 10 purchased an additional 63,475 shares of Common Stock at a price of $1.14 per share; NEA 9 purchased an additional 63,475 shares of Common Stock at a price of $1.14 per share.

On February 29, 2008, NEA 10 purchased an additional 61,216 shares of Common Stock at a price of $1.11 per share; NEA 9 purchased an additional 61,216 shares of Common Stock at a price of $1.11 per share.

On March 3, 2008, NEA 10 purchased an additional 41,173 shares of Common Stock at a price of $1.10 per share; NEA 9 purchased an additional 41,172 shares of Common Stock at a price of $1.10 per share.

On March 4, 2008, NEA 10 purchased an additional 28,000 shares of Common Stock at a price of $1.07 per share; NEA 9 purchased an additional 28,000 shares of Common Stock at a price of $1.07 per share.

On March 5, 2008, NEA 10 purchased an additional 61,850 shares of Common Stock at a price of $1.07 per share; NEA 9 purchased an additional 61,850 shares of Common Stock at a price of $1.07 per share.

On March 6, 2008, NEA 10 purchased an additional 40,041 shares of Common Stock at a price of $1.10 per share; NEA 9 purchased an additional 40,042 shares of Common Stock at a price of $1.10 per share.

On March 7, 2008, NEA 10 purchased an additional 42,125 shares of Common Stock at a price of $1.11 per share; NEA 9 purchased an additional 42,125 shares of Common Stock at a price of $1.11 per share.

On March 10, 2008, NEA 10 purchased an additional 50,000 shares of Common Stock at a price of $1.11 per share; NEA 9 purchased an additional 50,000 shares of Common Stock at a price of $1.11 per share.

     No part of the purchase price paid by any of NEA 9 and NEA 10 (together, the "Purchasers") in the above-described transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares. The total amount paid by each Purchaser for shares purchased in the above-described transactions (the "Public Shares") is as follows (exclusive of commissions):

NEA 9:   $ 847,925.95
NEA 10:  $ 847,923.80

     All the purchases of the Public Shares were made in public transactions. The source of funds for each such purchase was the working capital of the respective Purchaser.

Item 4. Purpose of Transaction.
        ----------------------

     All of the Public Shares were acquired for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer. Kramlich is a member of the Issuer's board of directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 21 OF 32 PAGES
===================                                          ===================

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

(a) NEA VIII is the record owner of 1,817,129 shares of Common Stock and a warrant to purchase 13,425 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,830,554 shares of Common Stock (the "NEA VIII Shares"). NEA 8A is the record owner of 1,294,180 shares of Common Stock and a warrant to purchase 26,849 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,321,029 shares of Common Stock (the "NEA 8A Shares"). NEA 9 is the record owner of 8,940,337 shares of Common Stock (the "NEA 9 Shares"). NEA 10 is the record owner of 11,854,722 shares of Common Stock and a warrant to purchase 43,110 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 11,897,832 shares of Common Stock (the "NEA 10 Shares"). NEAI is the record owner of an option to purchase 3,525 shares of Common Stock exercisable within 60 days (the "NEAI Shares").

     As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares. As the sole general partner of each of NEA 8A and NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 8A Shares and the NEA 10 Shares. As the sole stockholder of NEAI, NEA LLC may be deemed to own beneficially the NEAI Shares.

     By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Record Holders may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares, the NEA 8A Shares, the NEA 9 Shares, the NEA 10 Shares and the NEAI Shares for an aggregate of 23,993,277 shares (the "Firm Shares"). As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 22 OF 32 PAGES
===================                                          ===================

     stockholder of NEAI, NEA LLC may also be deemed to own beneficially the Firm Shares.

     As individual general partners of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and members of NEA LLC, each of the Senior Managers may be deemed to own beneficially all of the Firm Shares.

     As individual general partners of NEA Partners 10, each of Barrett, Sandell and Trainor may be deemed to own beneficially all of the NEA 8A Shares and the NEA 10 Shares.

     Kramlich is the record owner of 12,229 shares of Common Stock (the "Kramlich Shares") and, as a director of the Issuer, has been granted an option to purchase 30,000 shares of Common Stock (the "Option 1 Shares"). The Option 1 Shares vest at a rate of 625 shares per month on the 19th of each month, beginning June 19, 2004; accordingly, 28,125 Option 1 Shares are exercisable as of March 10, 2008 and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 1 Shares, shall acquire the right to exercise an additional 1,250 Option 1 Shares within 60 days of the date hereof for a total of 29,375 shares (the "Vested Option 1 Shares"). Kramlich has been granted an option to purchase an additional 30,000 shares of Common Stock (the "Option 2 Shares"). The Option 2 Shares vest at a rate of 625 shares per month on the 12th of each month, beginning June 12, 2005; accordingly, 20,625 Option 2 Shares are exercisable as of March 10, 2008 and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 2 Shares, shall acquire the right to exercise an additional 1,250 Option 2 Shares within 60 days of the date hereof for a total of 21,875 shares (the "Vested Option 2 Shares"). Kramlich has been granted an option to purchase an additional 50,000 shares of Common Stock (the "Option 3 Shares"). The Option 3 Shares vest at a rate of 1041.66 shares per month on the 17th of each month, beginning June 17, 2006; accordingly, 21,875 Option 3 Shares are exercisable as of March 10, 2008 and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 3 Shares, shall acquire the right to exercise an additional 2,083 Option 3 Shares within 60 days of the date hereof for a total of 23,958 shares (the "Vested Option 3 Shares"). Kramlich was also granted an option to purchase an additional 50,000 shares of Common Stock (the "Option 4 Shares"). The Option 4 Shares vest at a rate of 1041.66 shares per month on the 16th of each month, beginning June 16, 2007; accordingly, 9,375 Option 4 Shares are exercisable as of March 10, 2008 and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 4 Shares, shall acquire the right to exercise an additional 2,083 Option 4 Shares within 60 days of the date hereof for a total of 11,458 shares (the "Vested Option 4 Shares").

     Accordingly, as of the date hereof, Kramlich may be deemed to be the beneficial owner of the Kramlich Shares, the Vested Option 1 Shares, the Vested Option 2 Shares, the Vested Option 3 Shares and the Vested Option 4 Shares for a total of an additional 86,666 shares of Common Stock.

     Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

     The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 23 OF 32 PAGES
===================                                          ===================

     Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 150,025,274 shares of Common Stock reported to be outstanding as of January 31, 2008, as reported on the Issuer's most recent Form 10-K.

(b)  Regarding the number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: See line 7 of cover sheets.

     (ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

     (iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

     (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
        Exhibit 2 - Power of Attorney

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 24 OF 32 PAGES
===================                                          ===================


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 21, 2008

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VIII, LIMITED PARTNERSHIP


      By:                 *
          -----------------------------------
          Charles W. Newhall III
          General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP


By:                *
     -------------------------------
     Charles W. Newhall III
     General Partner

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP


      By:                 *
          -----------------------------------
          Charles W. Newhall III
          General Partner


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP


      By:                 *
          -----------------------------------
          Charles W. Newhall III
          General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                  *
     --------------------------------
     Charles W. Newhall III
     General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 25 OF 32 PAGES
===================                                          ===================



NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP


      By:                *
           ----------------------------------
           Charles W. Newhall III
           General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                      *
     ----------------------------------------
     Charles W. Newhall III
     General Partner

NEW ENTERPRISE ASSOCIATES, INC.


By:                      *
    -----------------------------------------
    Charles W. Newhall III
    President

NEW ENTERPRISE ASSOCIATES, LLC


By:                      *
     ----------------------------------------
     Charles W. Newhall III
     Member


              *
----------------------------------
M. James Barrett


              *
----------------------------------
Peter J. Barris


              *
----------------------------------
C. Richard Kramlich


              *
----------------------------------
Charles W. Newhall III


              *
----------------------------------
Mark W. Perry

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 26 OF 32 PAGES
===================                                          ===================


              *
----------------------------------
Scott D. Sandell


              *
----------------------------------
Eugene A. Trainor III



                                  *By: /s/ Shawn Conway
                                       ------------------------------
                                       Shawn Conway as Attorney-in-Fact


This Amendment No. 10 to Schedule 13D was executed by Shawn Conway on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 27 OF 32 PAGES
===================                                          ===================

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Zhone Technologies, Inc.

     EXECUTED as a sealed instrument this 21st day of March, 2008.


NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VIII, LIMITED PARTNERSHIP


      By:                 *
           ----------------------------------
           Charles W. Newhall III
           General Partner


NEA PARTNERS VIII, LIMITED PARTNERSHIP


By:                       *
     ----------------------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP


      By:                 *
           ----------------------------------
           Charles W. Newhall III
           General Partner


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP


      By:                 *
           ----------------------------------
           Charles W. Newhall III
           General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 28 OF 32 PAGES
===================                                          ===================


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                 *
     ---------------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP


      By:
          -----------------------------------
          Charles W. Newhall III
          General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


By:                 *
     ---------------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES, INC.


By:                 *
      --------------------------------
      Charles W. Newhall III
      President


NEW ENTERPRISE ASSOCIATES, LLC


By:                 *
    ----------------------------------
       Charles W. Newhall III
       Member


               *
----------------------------------
M. James Barrett


               *
----------------------------------
Peter J. Barris

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 29 OF 32 PAGES
===================                                          ===================


               *
----------------------------------
C. Richard Kramlich


               *
----------------------------------
Charles W. Newhall III


               *
----------------------------------
Mark W. Perry


               *
----------------------------------
Scott D. Sandell


               *
----------------------------------
Eugene A. Trainor III



                                          *By: /s/ Shawn Conway
                                               -----------------------------
                                               Shawn Conway as Attorney-in-Fact


This Agreement with respect to Amendment No. 10 to Schedule 13D was executed by Shawn Conway on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 30 OF 32 PAGES
===================                                          ===================

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 31st day of March, 2007.


                                  /s/ Forest Basket
                                  -------------------------------
                                  Forest Baskett

                                  /s/ M. James Barrett
                                  -------------------------------
                                  M. James Barrett

                                  /s/ Peter J. Barris
                                  -------------------------------
                                  Peter J. Barris

                                  /s/ Ryan Drant
                                  -------------------------------
                                  Ryan Drant

                                  /s/ Shawn Conway
                                  -------------------------------
                                  Shawn Conway

                                  /s/ Paul Hsiao
                                  -------------------------------
                                  Paul Hsiao

                                  /s/ Vladimir Jacimovic
                                  -------------------------------
                                  Vladimir Jacimovic

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 31 OF 32 PAGES
===================                                          ===================

                                  /s/ Patrick J. Kerins
                                  -------------------------------
                                  Patrick J. Kerins

                                  /s/ Suzanne King
                                  -------------------------------
                                  Suzanne King

                                  /s/ Krishna Kolluri
                                  -------------------------------
                                  Krishna Kolluri

                                  /s/ C. Richard Kramlich
                                  -------------------------------
                                  C. Richard Kramlich

                                  /s/ Charles M. Linehan
                                  -------------------------------
                                  Charles M. Linehan

                                  /s/ Peter T. Morris
                                  -------------------------------
                                  Peter T. Morris

                                  /s/ John M. Nehra
                                  -------------------------------
                                  John M. Nehra

                                  /s/ Charles W. Newhall III
                                  -------------------------------
                                  Charles W. Newhall III

                                  /s/ Jason R. Nunn
                                  -------------------------------
                                  Jason R. Nunn

                                  /s/ Mark W. Perry
                                  -------------------------------
                                  Mark W. Perry

                                  /s/ Michael Raab
                                  -------------------------------
                                  Michael Raab

                                  /s/ Scott D. Sandell
                                  -------------------------------
                                  Scott D. Sandell

                                  /s/ A. Brooke Seawell
                                  -------------------------------
                                  A. Brooke Seawell

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 32 OF 32 PAGES
===================                                          ===================

                                  /s/ Eugene A. Trainor III
                                  -------------------------------
                                  Eugene A. Trainor III

                                  /s/ Sigrid Van Bladel
                                  -------------------------------
                                  Sigrid Van Bladel

                                  /s/ Ravi Viswanathan
                                  -------------------------------
                                  Ravi Viswanathan

                                  /s/ Harry Weller
                                  -------------------------------
                                  Harry Weller